Mail Stop 4561

June 7, 2007

Richard A. Shaberg
Thacher Proffitt & Wood, LLP
1700 Pennsylvania Ave., Suite 800
Washington, D.C. 20006

RE: Westborough Financial Services, Inc.
     Schedule 14A, amendment number 3
     Filed on June 1, 2007
     File Number 0-27997

Dear Mr. Shaberg:

    We have reviewed the above referenced amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 29

1. Pursuant to our prior comment number 4, we note that members of the Long Range Planning Committee met with Prospective Buyer B on April 30, 2007. Please disclose what happened as a result of this meeting, including any deliberations and conclusions, or absence of these, by the Long Range Planning Committee and the board of Westborough.

2. Please disclose when the Westborough board made the determination referenced in the first sentence of the fourth full paragraph on page 38.

3. We note from a June 6, 2007 article in the Worcester Telegram & Gazette that a complaint was filed on June 4, 2007, seeking a preliminary injunction to block the merger. Please disclose this situation where appropriate in the filing, together with the company's beliefs as to merit and its intent.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3434.

Sincerely,

Michael Clampitt
Staff Attorney

By FAX: 202-626-1930